Ambac Financial Group, Inc. One State Street Plaza New York, NY 10004

August 2, 2010

Mr. Jim B. Rosenberg

Senior Assistant Chief Accountant

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Dear Mr. Rosenberg:

We are in receipt of the Securities and Exchange Commission’s (“SEC”) comment letter dated July 21, 2010 regarding Ambac Financial Group’s Form 10-K for the fiscal year ended December 31, 2009, Form 10-Q for the fiscal quarter ended March 31, 2010, Schedule 14A filed April 30, 2010 and Form 8-K filed June 8, 2010, File No. 001-10777. That letter asked us to respond to the comments within 10 business days (August 4, 2010) or inform the SEC of when we will provide a response. As we are in the midst of fulfilling our June 30, 2010 regulatory and statutory reporting requirements, we will be able to respond to the SEC’s comment letter no later than August 20, 2010. We also verbally informed the SEC Staff via telephone on July 26, 2010 of our intention to submit this letter.

We hope this timeframe is acceptable to the SEC Staff and would be available to discuss further at your convenience. Please feel free to contact me at (212) 208-3393 or Richard Alger at (212) 208-3196 with any questions or comments.

Sincerely,

/s/ Robert Eisman
Robert Eisman
Senior Managing Director and
Chief Accounting Officer